

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2018

Mitesh Dhruv
Chief Financial Officer
RingCentral, Inc.
20 Davis Drive
Belmont, CA 94002

      Re: RingCentral, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 26, 2018
          File No 001-36089

Dear Mr. Dhruv:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Information Technologies
      and Services